Filed by CVS Corporation pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Caremark Rx, Inc. Commission File No.: 001-14200

Conference Call Transcript CVS - Q4 2006 CVS Corporation Earnings Conference Call Event Date/Time: Feb. 01. 2007 / 8:30AM ET

C O R P O R A T E   P A R T I C I P A N T S
Nancy Christal
CVS Corporation - VP IR

Tom Ryan
CVS Corporation - Chairman, President, CEO

Dave Rickard
CVS Corporation - CFO

C O N F E R E N C E   C A L L   P A R T I C I P A N T S
Meredith Adler
Lehman Brothers - Analyst

David Magee
SunTrust Robinson - Analyst

Mark Wiltamuth
Morgan Stanley - Analyst

John Heinbockel
Goldman Sachs - Analyst

Mark Husson
HSBC - Analyst

Ed Kelly
Credit Suisse - Analyst

John Ransom
Raymond James - Analyst

P R E S E N T A T I O N

Operator

Good morning. My name is Cynthia and I will be your conference operator today. At this time I would like to welcome everyone to the CVS Corporation fourth quarter earnings conference call. [OPERATOR INSTRUCTIONS]

I would now like to turn today's call over to Nancy Christal, Vice President of Investor Relations for CVS Corporation. Please go ahead, ma'am.

Nancy Christal - CVS Corporation - VP IR

Thanks, Cynthia. Good morning, everyone, and thanks for joining us today for our fourth quarter 2006 conference call. I'm here with Tom Ryan, Chairman, President, and CEO, and Dave Rickard, Executive Vice President and CFO. Tom will provide highlights of our business in 2006 and Dave will provide a fourth quarter financial review, our initial guidance for 2007, and a description of the expected cost and revenue synergies from our merger with Caremark. After Dave, Tom will be back to discuss to discuss our merger with Caremark some more.

Let me first review January sales, which we announced this morning in a separate press release. We had another terrific month. Total revenues increased 24.2% . Total comps were up 8.6%, with pharmacy comps up 8.7, despite being negatively impacted by about 350 basis points due to recent generic introductions. I will note that there was no benefit to pharmacy comps from the flu season. Front store comps were up a very strong 8.2% . Remember that our comps don't yet include the stand-alone drugstores we acquired from Albertson’s in June of '06. Those stores will be included in our comps following the one-year anniversary of our deal in July of '07. The 2004 acquired stores once again delivered very strong results and our overall comp continued to benefit from the multi-year turnaround of those assets. We saw strength across all of our core front-end categories, especially health, personal care, beauty and digital photo. In particular, the cough and cold category was extremely strong in

January and we experienced front end comps of over 8% at both the core CVS stores as well as the 2004 acquired stores. So we had a very strong start to 2007.

Before turning this over to Tom, I have some quick administratory items to cover. First, just a reminder that special meetings of the shareholders of Caremark and CVS will be held on February 20th and 23rd, respectively, to vote on our planned merger of Caremark. Please get your votes in as early as possible. As always, today's call is being simulcast on our IR Web site. It will also be archived there for a one month period following our call to make it easier for all investors to access the call.

During today's call, we'll discuss two non-GAAP financial measures in talking about our Company's performance, namely comparable EPS and free cash flow. Free cash flow is defined as earnings after taxes plus non-cash charges, plus changes in working capital less net capital expenditures. So free cash flow excludes acquisitions and dividends. Comparable EPS is defined as net earnings available to shareholders, diluted, less the impact of Albertson’s, less the impact of adoption SAB 108, less the tax reserve release. In accordance with SEC regulations, you can find the reconciliation of these two items to comparable GAAP measures on the Investor Relations portion of our Web site at investor.CVS.com.

Before we continue, our attorneys have asked me to read the Safe Harbor Statement. During this presentation, we will make certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. For these statements, we claim the protection of the Safe Harbor for forward-looking statements claimed in the Private Securities Litigation Reform Act of 1995. We strongly recommend that you become familiar with the specific risks and uncertainties that we have outlined for you under the caption Cautionary Statement Concerning Forward-looking Statements in our annual report on tomorrow 10-K for the 2005 fiscal year ending December 31, 2005, and in our quarterly report on form 10-Q for the quarter ended September 30, 2006, and in the joint proxy statement and prospectus filed with the SEC in connection with our planned merger with Caremark.

Now I'll turn this over to our Chairman, President, and CEO, Tom Ryan.

Tom Ryan - CVS Corporation - Chairman, President, CEO

Thanks, Nancy, and good morning, everybody. 2006 was certainly an outstanding year for CVS. We made several strategic moves last year that will enhance our future growth while keeping our eye firmly on the service and execution in our stores and our PBM that delivered record-breaking results in '06.

Let me run down a list of our accomplishments in '06. We announced and completed the acquisition of 700 stand alone Osco/Sav-on stores and we are just weeks away from completing the entire integration. Essentially all stores in California and Chicago were converted to CVS/pharmacy and the name change events were extremely successful, driving significant sales improvements. We anticipate that sales will improve further in the first quarter and beyond once all the disruption of the store conversions is behind us and we have completely introduced the CVS/pharmacy brand to customers. The stores we acquired from Eckerd in '04 continue to grow at a rate well in excess of our core business, both in front and pharmacy, and they continue to experience excellent trends in customer traffic and average front store ring. In addition to the acquired stores, we opened 265 new or relocated stores, adding organic square footage growth of about 3.2% . Just as a comparison, we have 61% of our stores in '06 are now free-standing.

In September, we completed the acquisition of MinuteClinic, the pioneer and clearly the leader in retail-based health clinic industry. Since the acquisition, we have almost doubled the number of MinuteClinics from 83 to 155 across 19 states and that's just the beginning. We have plans to open close to 300 in '07. Long-term, I expect we will have these in over 2500-plus CVS stores. In '06, we opened up another state of the art distribution center just outside Vero Beach, Florida, with the same technology that we used successfully in our Ennis DC. In '06, PharmaCare delivered significant growth with total revenues of 3.7, up 25% from a year ago. Along with new business in 2006, we also continued to benefit from the growth of Medicare Part D in our PharmaCare business. And finally and most importantly, we announced our merger agreement with Caremark, which will create the nation's premier pharmacy services provider and one that will help lower cost for payors while we reduce the complexity and improved care for consumers. I'll have more on that deal later.

Now the financial highlights. Total revenues up 18% to a record $44 billion. Same-store sales, 8.2% as we continue to gain share from front and pharmacy. Pharmacy comps up 9.1 for the year, helped by new customers that we gained from Medicare Part D and continued retail share growth. It's interesting to note that our core pharmacy trends were actually higher in the second half of '06 than the first half, even with the competitor's generic price promotion. Front store comps rose 6.2% . I should point out, remember, that's comparing to 5.5 last year.

Our focus on health care, personal care, beauty, private label and proprietary brands, coupled with our loyalty program of ExtraCare is producing industry-leading results. Total same-store sales as I mentioned in Eckerds stores, were up 13% for the year. 13 front store comps and nearly 15 in the pharmacy. And we're cycling against some pretty strong numbers last year. We delivered diluted earnings per share for the year of $1.60. On a comparable basis, if you exclude the effects of Albertson's integration costs and other one-time items from both years, EPS was up 21%. In addition, we generated $570 million in free cash flow, including the expected dilution from our investments related to Albertson’s. Before turning this over to Dave, I just want to cover three additional topics.

One is MinuteClinic, our new store program, and our recently-announced organizational changes. As I said, we currently have 155 MinuteClinics in 19 states. Over 135 of them are located in CVS/pharmacy stores. These clinics are convenient, they're quick, they're cost effective, and they provide high-quality health care. In fact, the next three competitors combined only have a total of 75 clinics. I've been asked a few times why buy MinuteClinic, why not just outsource it or rent it? We made the decision to buy MinuteClinic because we wanted control of the brand, we wanted control of all hiring, training, and personnel decisions, we wanted control of the hours of operation, we wanted control of the expansion rate, and most importantly, we wanted to realize the additional revenues and profits that we'll get in both CVS stores as well as MinuteClinics in corporate settings.

MinuteClinic is a core offering of our health care platform, not an item to be outsourced. The high level of patient satisfaction received to date by our clinics has solidified our belief that this is the right concept for consumers, payors, and providers. It also doesn't hurt that about 25% of the people using Minute Clinic have never been in a CVS/pharmacy. As I said earlier, we'll add close to 300 clinics and longer term we expect to have clinics in over 2500 stores. We also said on our last quarterly call, this will entail some investments in '07 and I believe these are investments that will produce high returns on a go-forward basis. Dave will discuss this further today when he reviews our initial guidance for '07.

Let me touch on our real estate program. For the full year, excluding the acquisition, we opened up 265 stores, including 147 new and 118 relocations. We closed 44 others, so we added 100 net new stores, as I said, about 3.2% . Our plans for '07 is to add approximately -- open up approximately 275 stores,140 of which will be new, 135 will be relos. With closings, we expect net unit growth again next year of over 100 stores. We continue to expand our presence in high-growth markets, such as Florida, Texas, L.A., San Diego, Phoenix, Las Vegas, and Chicago.

And finally, as you know, we recently announced the promotion of Larry Merlo and Chris Bodine to President of CVS/pharmacy – Retail and President of CVS Health Services, respectively. As you all know, the retail and health care environment is changing rapidly, and the organizational changes we have put in place will help ensure that CVS continues to successfully adapt and succeed in this changing environment. These two promotions reflect a significant contributions Chris and Larry have made to the growth and success of our company.

Larry is a seasoned retail pharmacy executive with more than 28 years of experience, 16 of those with CVS. He has consistently delivered results in every position he has held within the company, always focusing on our most important assets: our customers and our colleagues. Chris' retail and health care experience span over 20 years. He is a leader who has demonstrated a unique ability to focus on strategy and innovation while never losing sight of execution and results. Both Chris and Larry have the values, the vision, and the passion for customer service and to lead CVS for years to come.

I'm very proud of what the entire CVS team accomplished in '06 and I look forward with great anticipation to the opportunities we see in '07 and beyond. Now I'll turn it over to Dave for a financial review and I'll come back at the end and talk a little bit more about our Caremark merger.

Dave Rickard - CVS Corporation - CFO

Thanks, Tom, and good morning, everyone. I'll review our fourth quarter financial results. Then I'll provide initial guidance for the first quarter and year 2007 for CVS, excluding the merger with Caremark, as is our normal practice. I'll fold in the Caremark impact after we complete the transaction.

Turning to our fourth quarter income statement, total revenues increased 24% to a record $12.1 billion. The acquired Sav-on and Osco businesses accounted for a little over half of that increase. Same-store sales rose 8.7% . This was above the high end of our expectations. The pharmacy comps were up 10.2% and front store comps were up 5.5% . Total revenues at our PBM, PharmaCare, were up 23% versus the fourth quarter last year, while operating profit was up 58%, largely driven by our Medicare Part D business. Our overall gross margin increased by approximately 13 basis points in the quarter to 27.9% . Of course, that's against a very tough comparison. Last year's fourth quarter gain was 129 basis points, so the two-year stacked performance is truly exceptional.

This year's gross margin benefited from several key factors. Notably, the increase in the amount of generic drugs dispensed with 60.7% of scripts dispensed as generics. That's up 450 basis points from last year. Secondly, the initial synergies from the Sav-on and Osco acquisition. Third, a mix shift toward the higher margin front end, including an increase in private label penetration, which now makes up 14% of front store sales, excluding Sav-on/Osco, compared to less than 13% last year. And a decrease in the percentage of front store sales on promotion. This in turn reflects our use of the ExtraCare card to focus the promotional dollars we do expend.

Of course, there were also some factors that pressured margins. Importantly, for example, we saw a negative impact on margin rates attributable to the dual eligible population shifting from Medicaid to Medicare. Overall, obviously, the pluses outweighed the minuses. Let me turn to expenses. Our total operating expenses, including depreciation and amortization as a percentage of revenues, increased by 11 basis points in the fourth quarter compared to the fourth quarter last year to 21.7% . The increase over last year's fourth quarter was primarily driven by the higher expense ratio within the Sav-on/Osco business, the additional costs associated with the Osco/Sav-on integration and market relaunches, as well as higher store payroll and benefit expenses. Those, in turn, resulted in part from our expanded store base and store hours. These costs were partly offset by the one-time benefit to SG&A associated with the adoption of SAB 108.

You may have heard that many companies are adopting the SEC's staff accounting bulletin 108. We've adopted it. With the result that we have a net, nonrecurring benefit of $0.03 per share. CVS was apparently a bit too conservative, according to this staff bulletin. After all this, then, operating profit was 6.2% of revenues in the fourth quarter. That was virtually flat with last year's fourth quarter despite the Osco/Sav-on integration expenses. I will mention that we're making excellent underlying progress here. Operating profit is improving notably when you exclude one-time factors, like the impact of the Albertson's acquisition and SAB 108. Net interest expense was $81 million in the quarter versus last year's fourth quarter, net interest increased $54 million. That, of course, was driven primarily by the increase in debt used to finance the Sav-on/Osco acquisition.

Our tax rate was 37.6% in the quarter. That included a nonrecurring reversal of tax accruals of about $10 million or about $0.01 per share. Excluding that, our tax rate was in-line with our expectation of 39% and our diluted share count was 855 million shares. Diluted earnings per share were $0.49. As expected, that number includes a negative impact of approximately $0.05 per share of dilution associated with the Sav-on/Osco integration. It also includes the nonrecurring tax gain of $0.01 and the positive impact of the adoption of SAB 108 for $0.03. Adjusting for the nonrecurring tax benefit and the adoption of SAB 108 in the 2006 fourth quarter, our diluted earnings per share exceeded the high end of our guidance range by $0.02 per share. That $0.02 was largely driven by our core sales outperformance and continued margin strength.

Now let's turn to the balance sheet and cash flow. In the fourth quarter, inventories increased 24% versus last year, equivalent to our increase in sales, largely due to the addition of the Osco/Sav-on business. We continued to move back toward industry-leading inventory turnover in the core business. We hit an inventory turn of 5.0 times, which improved from the third quarter of this year as well as the fourth quarter of last year. We anticipate that our inventories will normalize over the coming year as the systems we have installed in the Osco/Sav-on stores fully take hold.

During the fourth quarter, approximately $800 million of our sale leaseback activity was related to the $1 billion of real estate we acquired from Albertson's in June. The cash flow associated with the Albertson's properties sale leaseback is rightfully viewed as an investing cash flow and should not be netted against the quarter's capital expenditures. It should also be excluded from the free cash flow calculation. We expect that much of the remaining real estate purchased from Albertson's will be sold in 2007. As for our operational net capital expenditures, they amounted to $58 million in the fourth quarter.

Gross capital expenditures of $653 million were offset by approximately $595 million of normal sale leaseback activity during the quarter. For the year, net capital expenditures were $1.2 billion, including the effect of our normal sale leasebacks, that is, without the cash received from the sale of Albertson's properties. Gross capital expenditures of $1.8 billion were offset by non-Albertson's sale leasebacks totaling about $595 million. So on this basis, we generated $692 million in free cash flow for the fourth quarter and $569 million in free cash flow for the full year despite the increase in capital spending related to the integration of the Osco/Sav-on stores of approximately $300 million. Driven importantly by the strength of our earnings, our free cash flow exceeded the guidance I had provided throughout the year, and I couldn't be happier about that.

By all financial measures, 2006 was a stellar year. Now I want to provide initial guidance for the first quarter and full-year 2007. As I said, this guidance does not include the impact of our merger with Caremark which is expected to close at the end of this month. So excluding our pending merger with Caremark for the full year, total sales are expected to increase by about 13 to 15%. We expect to see continued strength in the sales turnaround currently underway in the former Eckerds stores, as well as improved sales from the newly converted Osco stores. At the same time, we also expect new generic drugs to continue to dampen topline growth, albeit with higher margins. Given all of this, we expect total comp store sales of 6 to 8%.

Gross margin rate is expected to improve somewhat due to generic conversions and improved front end mix, use of our ExtraCare card to improve promotional margins, and continued improvement in shrink. While the expected wave of new generic drugs should be very helpful to margins this year, it looks like the incremental positive impact to gross margins will be a little less than what we experienced in 2006. It will still be very helpful, just to a slightly lesser degree than in 2006. That's due to the fact that some drugs were accelerated into 2006, so we saw a benefit earlier than anticipated, and in some instances, the drugs were later pulled from the market. For example, Plavix was introduced in generic form earlier than anticipated last year, but later pulled. Factors mitigating gross margin improvement include the expected reductions in Medicaid reimbursement in the second half of the year and continued pressure on reimbursement rates for generic drugs generally.

How about SG&A? The integration and marketing costs associated with the Albertson's acquisition will continue somewhat into the first quarter, although the bulk of it is behind us. Now we have the improved sales leverage to look forward to, as well as the continued improvement in sales leverage from the former Eckerds stores in Florida and Texas. We also expect to invest in the rapid growth of MinuteClinic. Because we own the business, we incur direct first-year losses and later enjoy a ramp-up in profitability. 2007 will be an investment year, costing us close to $0.05 per share, but positioning us for rapid profitability. All things considered, total SG&A as a percentage of sales for the year is expected to improve versus 2006. So given improved gross margin, as well as improved SG&A, full-year 2007 operating margins should improve nicely from the 2006 operating margin level. Net interest is expected to increase in 2007 to approximately $250 million.

Our tax rate is expected to be around 39% and our diluted share count is expected to be about 870 million shares for 2007. As for inventory turns, with the integrations well behind us, we anticipate that inventory turns will return to levels of 5.1 to 5.2 times by the end of the year. Capital expenditures net of sale leaseback transactions are projected to be approximately $1.1 billion in 2007, again, excluding the final proceeds from the sale of Albertson's real estate.

But you know what? With all the healthy trends I've just gone through, the most impressive number in this guidance may well be free cash flow. Free cash flow in 2007 is expected to exceed $1 billion. That's a milestone for CVS and a number I'm very proud of. So all things considered, we expect 2007 earnings per share in the range of $1.87 to $1.93. That includes the impact of our significant investment in rolling out MinuteClinics to hundreds of new locations across the country this year.

Now there are some factors to keep in mind when laying out your quarterly models for 2007. First, although timing is always difficult to predict, new generic introductions appear to be concentrated in the second and third quarters of the year. Second, we anticipate reimbursement cuts to Medicaid, which are focused on multisource generics. Medicaid represents only 8% of our pharmacy business today. CMS did release the proposed rule in late December and stakeholders, including ourselves, have 60 days to provide comments.

Although CMS has proposed an AMP conceptual definition, they did not release any AMP data, so we have no visibility to the new pricing benchmark. We have continued to have conversations with states regarding dispensing fees and some states have indicated they would be willing to increase dispensing fees to compensate for the lower ingredient cost reimbursement. It still appears that AMP will not be implemented into late spring. Obviously, we provided for this on an estimated basis in our 2007 budget and guidance, but some uncertainty remains. In the first quarter of 2007, we expect total sales to be in the range of 20% to 22% and first quarter same-store sales to be in the range of 6 to 8%. We expect first quarter EPS in the range of $0.44 to $0.46 per diluted share, up from last year's $0.39 a share.

Before turning this back to Tom, I think it's important for me to take a moment to speak about the synergy numbers we've projected related to our pending merger with Caremark. Some people who have an incentive to criticize our deal have insinuated that we raised our synergy numbers to unrealistic stretch goals to help win the coming votes. Let me state for the record that we have always provided conservative guidance on synergies in the past, which we have consistently met or exceeded, and we have done so again here. Those of you who have followed CVS over the years know to expect very disciplined guidance. We're not willing to change the reliability of our financial guidance in order to be more certain of success in completing this merger. That applies to financial discipline in terms of what we're willing to pay, as well as communications discipline in terms of what we'll provide as synergy guidance. These numbers go with Tom's name on them and my name on them. They're good numbers.

Let me get into some of the specifics of the synergies. In terms of the cost synergy estimate that was recently raised from $400 million to $500 million, we believe that is still a conservative estimate. We increased it to $500 million from our original estimate because once we received FTC clearance, we were able to spend more time with the Caremark folks on integration planning and to gain greater confidence in the opportunity. The $500 million number remains conservative, in our view, because among other things, it does not yet take into account the advantages of purchasing scale. As for our initial guidance on incremental revenue opportunities in 2008 and beyond, the $800 million to $1 billion we've cited reflects a conservative estimate of the opportunities we foresee. The numbers we put forth reflect the work we've done to date as we prepare to sell these products to Caremark's clients and prospective clients in the near term for 2007 selling season.

To help put these numbers in perspective, approximately half of the projected revenues relate to retail opportunities and half to the PBM business. Of the retail opportunities, the near-term benefits will be about 80% on the pharmacy side. Among others, some of the key opportunities in the short-term include an integrated retail mail offering that is both payor and patient friendly. Enhanced specialty offerings, improved generic institution and benefit design compliance through retail intervention and improved generic substitution in compliance to formularies and drug therapies also through retail intervention. Those are just to name a few.

Hope this helps clarify our cost synergies and some of the incremental revenue opportunities we expect. In the context of this new, combined business, these are not huge numbers and they will be delivered. So in summary, the fourth quarter was an outstanding quarter. We had record sales, improved gross margins, record earnings, and substantial free cash flow, and we accomplished all of that while making important strategic decisions that will power our future growth. Now I'll turn this back to Tom.

Tom Ryan - CVS Corporation - Chairman, President, CEO

Thanks, Dave. Now let me talk a little bit more about our planned merger with Caremark. As you know, we've already received regulatory clearance from the FTC, and our registration statement was declared effective by the SEC. Proxies have been mailed and dates have been set for the Caremark and CVS special shareholders meeting on February 20th and 23rd respectively. We look forward to closing the deal at the end of February. The new CVS/Caremark company will create significant benefits for payors through more effective cost management and innovative new programs and it will benefit consumers through expanded choice, unparalleled access, and more personalized services, all with the goal of lowering costs and improving health outcomes.

Our merger with Caremark will create significant shareholder value for both sets of shareholders. As Dave said, we've identified $500 million in readily achievable cost synergies and $800 million to $1 billion in incremental revenue opportunities in '08. Those opportunities will only grow in '09 and beyond. The combined company will generate double digit cents per share accretion in '08. We are very enthusiastic about the future prospects of our new company. I urge all CVS and Caremark shareholders to vote in favor of this transaction, both for the near term as well as sustaining shareholder value.

Now, I know there's a fair amount of Caremark shareholders on the call and I would just like to talk to you a little bit about the deal itself, on the so-called offer of the Caremark deal. This deal is -- it's about smoke and mirrors, from our perspective on the Express side. It's really not an offer, it's more of an option, I would call it. I think there's significant risk to this deal. Some of the smoke and mirrors and some of the risk include an Express/Caremark combination would likely result in at least the threat of three major contracts, worth more than $8 billion annually, leaving the Caremark operation. It's also worth noting that Caremark has won approximately $1 billion in net assets from Express Scripts. A combined Express/Caremark would be highly leveraged and would have likely a junk rating. A credit this weak doesn't combine well with significant business risk. The transaction would be roughly 20 times the size of the largest deal Express has ever undertaken, requiring it to integrate a company three times its size without the knowledge, expertise and relationships that Caremark management has developed over the years.

Don't be misled by all this talk of change of control payments. It's more smoke and mirrors. Mac Crawford would get more money in the Express deal. And unlike Express, we want to keep senior management and middle management throughout the company. That's what makes Caremark. This is not about retail assets. We put these plans in place for retention. We want to retain these managers, these vest over three years. So don't be misled by some of these comments around changes of control payments. And lastly, Express Scripts' proposal is so conditional, it really doesn't matter what they offer. They have so many outs, it's unlikely that a Caremark shareholder would end up with a transaction, or certainly one on reduced terms, or probably don't even -- the deal doesn't even happen.

The decision by Express Scripts to refile with the FTC for the Hart-Scott-Rodino approval is the clearest indication yet of the substantial antitrust risks inherent in this hostile proposal. It's more smoke and mirrors to mislead Caremark shareholders into believing there's no problem with the FTC. You don't refile if there's no risk. These delays will leave Caremark shareholders even more exposed to ending up with the transaction with substantially reduced terms or no deal at all. In my opinion, the Express Scripts illusionary option is aimed at two things and two things only. One, to disrupt our deal, and prevent the creation of a superior competitive model, and if that doesn't work, at least they can disrupt Caremark's business during this selling season, thereby weakening and destroying value for Caremark shareholders.

Express Scripts is asking Caremark shareholders to play a dangerous game of jeopardy with their company's future. In comparison, not only will our deal deliver concrete and superior long-term value for shareholders, but it will generate significant earnings and revenue growth beginning as early as next year. Thanks for your attention. Now we'll be happy to answer your questions.

Q U E S T I O N  A N D  A N S W E R

Operator

[OPERATOR INSTRUCTIONS] Your first question comes from Meredith Adler with Lehman Brothers.

Meredith Adler - Lehman Brothers - Analyst

Congratulations.

Tom Ryan - CVS Corporation - Chairman, President, CEO

Thanks.

Meredith Adler - Lehman Brothers - Analyst

Just wanted to talk a little bit about the gross margin and just a bit more about your comments about pressure on generic reimbursement. Is there any more detail you can go into, where you're seeing those pressures, and does it relate in any way to the Wal-Mart $4 generic, or related to the AMP moves of Medicaid?

Tom Ryan - CVS Corporation - Chairman, President, CEO

No, it doesn't relate to the Wal-Mart $4 generic at all. Some of the programs around Zocor, for instance, there are obviously the exclusivity ended and more people coming into the market and more insurers moved from the brand to the generic. There was obviously some pressures on margins there. As Dave had said, I think the AMP will have some pressure, but not one that we can't certainly sustain.

Meredith Adler - Lehman Brothers - Analyst

And as a second question, there's been so much other news on other issues, there hasn't been much discussion on Sav-on/Osco. You said things have gone well. Is there anything in particular to highlight about customer reactions or changes you've made at the stores? I know you've increased the beauty offering. Just maybe a little more detail about that.

Tom Ryan - CVS Corporation - Chairman, President, CEO

Sure. As I've said, we've basically gone through all the stores. I think there's maybe 60 or 70 left and we should have that all completed by the first of March. The customer tracking studies and research that we've completed is just -- customers are just over the top. They like the layout, they like the look, they're obviously finding their way in the store. And as you know, Meredith, it's fairly disruptive when you remodel these stores, because we don't just go in and do paint and paper. But the business is holding up. We can see our front store sales start to trough and then come back with the remodels. And we're actually, from a gross margin-per-store standpoint, much better off than we were before.

What we've got now are some low margin grocery categories that Sav-on and some of the Osco stores in the Chicago market had. So it had an affect on sales, but they were pretty hollow sales from a profit standpoint. So we took some sales out, we're going to ramp up in our core categories and it's going to improve sales and obviously help our margins. So we're pretty optimistic and happy about it.

Meredith Adler - Lehman Brothers - Analyst

Great. Well, I can hardly wait to get unrestricted.

Tom Ryan - CVS Corporation - Chairman, President, CEO

Me too.

Operator

Your next question comes from David Magee with SunTrust Robinson.

David Magee - SunTrust Robinson - Analyst

Hi, good morning. Good quarter.

Tom Ryan - CVS Corporation - Chairman, President, CEO

Thank you.

David Magee - SunTrust Robinson - Analyst

A couple of questions. One is, as you set the forecast for this coming year with regard to same-store sales, how important is further accretion from Medicare Part D in terms of hitting that forecast. Do you anticipate much contribution there?

Tom Ryan - CVS Corporation - Chairman, President, CEO

No. There's some, obviously, additional enrollees into the programs and the ones that are obviously in the program will increase utilization, but it's not a big number.

David Magee - SunTrust Robinson - Analyst

Secondly, based on what you're seeing so far with regard to Osco/Sav-on, do you anticipate that that will be accretive to your overall comp number when they enter the comp pool this summer?

Dave Rickard - CVS Corporation - CFO

Absolutely.

Tom Ryan - CVS Corporation - Chairman, President, CEO

Yes, yes.

Dave Rickard - CVS Corporation - CFO

Based on current trends, there's no question.

David Magee - SunTrust Robinson - Analyst

Thanks a lot.

Tom Ryan - CVS Corporation - Chairman, President, CEO

Thanks.

Operator

Your next question comes from Mark Wiltamuth with Morgan Stanley.

Mark Wiltamuth - Morgan Stanley - Analyst

Just wanted to follow-up on the revenue synergies you're talking about for 2008. Can you talk to us a little bit about the margins that would be associated with those. Do you think they would be commensurate with your current margins?

Dave Rickard - CVS Corporation - CFO

No. I think we'll have some start-up expenses associated with some of those revenue opportunities. So on an overall basis, the margin should be somewhat less than on a mature base. So some start-up expense, somewhat lower margins, certainly positive margins, and then normalizing as we get into '08 and beyond.

Tom Ryan - CVS Corporation - Chairman, President, CEO

You really have to break it, David said it's 50% on the PBM side of the business and 50% on the retail side of the business. We would expect that the PBM side of the business margins to be similar.

Mark Wiltamuth - Morgan Stanley - Analyst

Okay. Then, as you get into shifting some of your 30-day customers into mail service, do you think you'll get some cost savings at the store level from that, or is that something you pick up over time?

Tom Ryan - CVS Corporation - Chairman, President, CEO

I think we'll get some productivity savings. As you know, when we have to add a third pharmacist in a high volume store, there's because of the number of scripts, there's actually the return on that store drops until the scripts pick back up. So shifting some of those to mail or retail mail delivery will certainly improve some productivity in the store. That will go over a period of time.

Mark Wiltamuth - Morgan Stanley - Analyst

How do you feel about the timing on the closure of this deal and you’re about to get out to the PBM customers for the marketing season?

Tom Ryan - CVS Corporation - Chairman, President, CEO

That's the real risk here, right. Recall, when Mac and I announced this deal, people said, well, why did you announce it during Wal-Mart and during AWP? That was all ground clutter for us. This deal is strategic, this deal is long-term, this deal is going to change the industry and the landscape and it's been what payors and patients have been asking for. The real issue why we came out with it when we did is because we wanted to make sure we got into the '07 selling season. The deal is going to have to close. We're going to vote -- the deal is going to close the end of February and if it closes there, we're in good shape. We've met with some -- I've had the opportunity to meet with some clients that Caremark has and we feel pretty good that we get it done by February, we shouldn't have any issues with the client. But it if starts to drag out for whatever reason, that's problematic and that's not what we anticipate.

Mark Wiltamuth - Morgan Stanley - Analyst

So you think you should -- you could close in February if the vote goes through on the 23rd?

Tom Ryan - CVS Corporation - Chairman, President, CEO

Absolutely.

Mark Wiltamuth - Morgan Stanley - Analyst

Thank you.

Operator

Your next question comes from John Heinbockel with Goldman Sachs.

John Heinbockel - Goldman Sachs - Analyst

A couple of things. On the $800 million to $1 billion, what -- can you touch a little bit more on the visibility you have into that and how much of that is conversations you've had with clients or prospective clients who have already sort of agreed to work with you or to provide some additional business? Is it that -- is the visibility that good?

Tom Ryan - CVS Corporation - Chairman, President, CEO

Two things, John. One is our experience obviously with PharmaCare and CVS. And two, we got the clearance from the FTC. We were able to put our teams together, the marketing and sales teams from Caremark along with our marketing and operations teams from CVS and we know the products that customers and payors are looking for, and this is just kind of really the low-hanging fruit. If you think about the options around specialty and just garnering more share as we look at a combined retail mail offering with Caremark strength in the specialty business, I can tell you that the clients that we've talked to the and the clients that Caremark has talked to are looking forward to this combination and all that we can offer. So this is obviously something we have to get in place and it will be in '08. And the other pieces, we think it's, obviously, a better competitive mousetrap and we're going to go out and the clients we think are going to like what have to offer. There hasn't been one client from Caremark that hasn't just been excited about this deal. And I think that's really the measure of this. It took a little while for investors, for a variety of reasons, but it didn't take any time for clients or customers. We feel pretty good about the revenue synergies.

John Heinbockel - Goldman Sachs - Analyst

And the bulk of that is better revenues with existing customers, you haven't built in taking any customers away from competitors at this point?

Tom Ryan - CVS Corporation - Chairman, President, CEO

Well, some of that -- listen, if you have a better product offering, you're going to get some customers and we believe that the PBM side of our combined company will certainly be able to take share. We're going to go in and compete and we think we'll have a better offering.

John Heinbockel - Goldman Sachs - Analyst

All right. Just on MinuteClinic, can you talk a little bit about the economics in terms of how long to break even and how much of the $0.05 is that more clinic level, store level, or corporate that has to get beefed up? But how long -- my sense is they break even reasonably quickly.

Dave Rickard - CVS Corporation - CFO

Yes, John. The break even on a clinic level depends a little bit on how many other clinics there are in a market; therefore, what spread of market level and corporate costs -- of our clinics, that is -- and when in the year the clinic is open. There are times of the year when business is seasonally good, times of the year when business is seasonally as not as good. But on an overall basis, just for talking purposes, you're looking at an investment period of 12 to 14 months following which you expect increasing profitability. The most important part of the investment that I referenced is clinic level investment and principally simply hiring the nurse practitioners and having them in place before the word gets out and a lot of business starts to flow through the business.

John Heinbockel - Goldman Sachs - Analyst

So the break even is about a year at the clinic level, it sounds like. Would you then agree, given the opening schedule that the whole thing, MinuteClinic probably doesn't turn accretive as an entity until late '08, or is that too far out?

Dave Rickard - CVS Corporation - CFO

It really depends on decisions to be made down the road here. If we do exactly what we're planning now and then have a relatively less intensative opening program in '08, you could have a pretty profitable '08. Or if we do another year of heavy investment, it could be '09. So those are decisions that will be made in the budgeting process a year from now, frankly.

John Heinbockel - Goldman Sachs - Analyst

Okay. Thank you.

Dave Rickard - CVS Corporation - CFO

Yep.

Operator

Your next question comes from the line of Mark Husson with HSBC.

Mark Husson - HSBC - Analyst

Yes, good morning. Just wanted to ask a question on PharmaCare. It's a bit of an amorphous lump out there, but could you provide a little bit more feature to the performance in terms of business won and lost and where the strengths and weaknesses were? And secondly, what have you learned about underwriting, and do you like it?

Dave Rickard - CVS Corporation - CFO

Do you want to do the amorphous lump part and I'll comment on the other stuff?

Tom Ryan - CVS Corporation - Chairman, President, CEO

The -- PharmaCare had a great year as you saw by the amorphous lump, but if you break it down, Medicare Part D was a significant contributor along with growth in mail order. We continue to grow mail order, we continue to grow our Medicare business. We feel pretty good about PharmaCare and overall where it's gotten. We've taken some new clients in PharmaCare, as I mentioned, and we haven't really lost anything of any significance. It's a combination, Mark, of more clients, more utilization from Medicare Part D and some increased mail order business.

Dave Rickard - CVS Corporation - CFO

And on the underwriting side, I would say, we went into this very, very cautiously with actually two sets of actuaries supporting us, and on top of the actuaries that Universal American employed in the normal course. And so, we have been careful about, but I would have to say the experience has been very, very good, and if it continues anything close to what we've seen, yes, we have been happy with that side.

Tom Ryan - CVS Corporation - Chairman, President, CEO

We want to keep our toe in that water, Mark. I'm not sure we're ready to take a full dip, yet. So we'll work on it.

Mark Husson - HSBC - Analyst

Okay. But with Caremark, you obviously got perhaps more opportunity to expand?

Tom Ryan - CVS Corporation - Chairman, President, CEO

Absolutely. And Caremark is so much more sophisticated in the underwriting and analytics part of the deal, as people have heard me say, we had four to five analysts at PharmaCare and there's 200 at Caremark.

Mark Husson - HSBC - Analyst

Just a secondary on the revenue synergies. As you switch people around between mail and retail, is that going to have a significant affect on retail comp store sales, or will you be able to break that out?

Dave Rickard - CVS Corporation - CFO

On front end sales, Mark?

Mark Husson - HSBC - Analyst

Well, both actually, in-store traffic and just where the back end is going?

Tom Ryan - CVS Corporation - Chairman, President, CEO

We'll break that out. We're going to have to think about this and the new metrics. If someone wants -- if there's a retail prescription that's filled at retail and mailed, is that a retail strip -- we'll break that out.

Mark Husson - HSBC - Analyst

Thanks very much.

Tom Ryan - CVS Corporation - Chairman, President, CEO

We'll take two more questions.

Operator

Your next question comes from the line of Ed Kelly with Credit Suisse.

Ed Kelly - Credit Suisse - Analyst

Good morning. Congratulations on good results.

Tom Ryan - CVS Corporation - Chairman, President, CEO

Thanks.

Ed Kelly - Credit Suisse - Analyst

Now that you're basically almost through the Sav-on/Osco integration, can you update us on your latest thoughts on synergies accretion for this year, and then just generally, the opportunity to improve this business?

Tom Ryan - CVS Corporation - Chairman, President, CEO

Dave, do you want to take that?

Dave Rickard - CVS Corporation - CFO

Yeah. I think what we said was that we expected in 2006 about $0.12 of dilution and the number that is we had are consistent with that. And we said that in '07, we would expect about $0.03 to $0.06 of accretion and we continue to expect that or better.

Tom Ryan - CVS Corporation - Chairman, President, CEO

And we've hit -- from the synergies standpoint, we've exceeded our synergy number there.

Dave Rickard - CVS Corporation - CFO

We've exceeded the synergy number, that's right. And if sales continue to come in like they are, we will exceed the expectation in terms of accretion.

Ed Kelly - Credit Suisse - Analyst

Okay. Tom, just one quick question for you. Some of your competitors have stated that they think they can achieve similar benefits as your merger with Caremark through alliances or joint ventures. Can you just speak to this?

Tom Ryan - CVS Corporation - Chairman, President, CEO

Yes. Alliances and joint ventures are tough, especially with companies of any size. Just look through any industry and try to come up with examples of successful and profitable joint ventures or alliances of any kind, especially in the health care industry, which is changing dramatically and you have to call out fairly quickly. Sure, you could get some benefit, but I think if you don't have the right governance, you don't have the right incentive, and the incentives are not aligned, you don't have the right technology transfer, you're in the going to get it. You may get 30% of it, but you're not going to get 100% and plus on a go-forward basis. It's certainly easier to do a joint venture, but these things change over time and we need to be flexible. So a partnership, to me, is just not the way to go. We could have done a partnership with MinuteClinic and we didn't. We decided we needed to buy that and own it and run it.

Ed Kelly - Credit Suisse - Analyst

Okay. Thank you.

Tom Ryan - CVS Corporation - Chairman, President, CEO

Thanks.

Operator

Your final question comes from John Ransom with Raymond James.

John Ransom - Raymond James - Analyst

Hi. It's great to be last. To go back to an old issue, I'm curious about the AWP issue in terms of status with communication between you and your PBMs, and also communication between PharmaCare and its customers. If you want to use the baseball analogy, where you are in terms of recutting some of those spreads, or just how we should think about that as we track toward the middle of the year?

Tom Ryan - CVS Corporation - Chairman, President, CEO

It had a lot of play initially. It's still in the courts, it's still undecided, so we have not had a lot of discussion around the AWP issues. As people understand, people are not paying AWP, so we don't care really what the index is. We have not had a lot of movement at all on the retail side from other PBM customers and we haven't had it on the PharmaCare side to their customers. We don't really see it as as big of an issue as it was originally talked about when it came out. We're focused on more making sure we give comments to have the government during this 60-day period around the AMP and the AWP has not taken a front burner right now.

John Ransom - Raymond James - Analyst

Okay, thanks.

Tom Ryan - CVS Corporation - Chairman, President, CEO

Okay. Thanks a lot. As usual, if you have any questions, you can call Nancy Christal.

Operator

Ladies and gentlemen, this concludes today's conference call. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", "will", "to be" and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark or to the combined company, the management of either such company or the combined company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements, including, without limitation, statements relating to anticipated accretion, return on equity, cost synergies, incremental revenues and new products and offerings, are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

A Registration Statement on Form S-4, containing a joint proxy statement and prospectus relating to the proposed merger of Caremark and CVS, was declared effective by the Securities and Exchange Commission on January 19, 2007. CVS and Caremark urge investors and shareholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and shareholders may obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS and certain of its directors and executive officers are participants in the solicitation of proxies from the shareholders of CVS in connection with the merger. A description of the interests of CVS's directors and executive officers in CVS is set forth in the proxy statement for CVS's 2006 annual meeting of shareholders, which was filed with the SEC on March 24, 2006 and in the joint proxy statement/prospectus referred to above. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. A description of the interests of Caremark's directors and executive officers in Caremark is set forth in the proxy statement for Caremark's 2006 annual meeting of shareholders, which was filed with the SEC on April 7, 2006 and in the joint proxy statement/prospectus referred to above.